EXHIBIT 99.1

Quantum Biopharma Announces Closing of Final $2.42 Million Tranche of $5 Million Total Financing on Improved Terms

TORONTO, March 31, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”) is pleased to announce that it has closed the final tranche (“Final Tranche”) of the offering announced on December 5, 2024 (the “December 5 NR”) as amended on January 20, 2025, and based on the better terms announced on March 7, 2025 (the “March 7 NR”). The Company issued 2,420 Debenture Units (as defined in the December 5 NR, as amended by the March 7 NR) for $2,420,000 as part of this Final Tranche bringing the total amount raised to $5 million. The Company will use the proceeds to advance the research and development of its innovative drug candidates, advancing commercialization and monetization of certain assets, and for general working capital purposes. Management now believes there is enough cash to execute on these advances until at least the first quarter of 2027.

In addition, the Company has begun development of a formulation for rekvry™ – an alcohol misuse treatment for emergency and hospital settings. The Company believes that rekvry™ fulfills an unmet need in healthcare settings, reducing the costs and burden on healthcare resources and staff.

All amounts in this press release are expressed in CAD.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements related to such.

Forward-looking information in this press release are based on certain assumptions and expected future events.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com